FORM 6-K

                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549


                       Report of Foreign Issuer
                pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934


                    For the period 29 July 2003


                          Cookson Group plc

      The Adelphi, 1-11 John Adam Street, London, WC2N 6HJ, England


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

               Form 20-F    X                     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                    Yes                                  No      X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]







29 July 2003

ANNOUNCEMENT OF RESULTS FOR THE FIRST HALF OF 2003

Highlights

- Profits improve over first half of prior year

  - operating profit* from continuing operations up 67% to GBP22.2 million
  -   profit before tax* rises GBP17.4 million to GBP5.5 million

- Net debt reduced by GBP64 million since the end of 2002 to GBP364 million

- Decision taken to exit from the Electronics division's loss-making Equipment sector

- Benefits of cost saving initiatives continue to accrue

*(before goodwill amortisation and exceptional items, including
Speedline)

Commenting on the results and current outlook, Stephen Howard, Group Chief Executive, said:

"The benefits of the work that has been done to reduce Cookson's cost structure, particularly in the Electronics division, are evident in these results. Profits increased in the first half and all three divisions were profitable in the second quarter. Furthermore, net debt at the end of June was less than half that of a year ago.

"Management continues to focus on improving the performance of all of its businesses in the face of a challenging trading environment. Emphasis has been placed on addressing those parts of the business that are currently unprofitable and, consequently, we have decided to exit from the loss-making Equipment sector of the Electronics division. This process is underway.

"It is anticipated that underlying market conditions in the second half in the electronics industry will remain generally unchanged from the first half, with the impact of SARS receding. Steel production in the Ceramics division's major markets, North America and Europe, is expected to remain at a similar level to the second quarter. Activity in the Precious Metals division is normally higher in the second half of the year due to the traditional fourth quarter jewellery buying season. Based on these assumptions and on the benefits from our internal actions continuing to accrue, operating profit in the second half of 2003 for the Group's continuing operations is expected to improve over the first half."

OVERVIEW


Trading conditions in the Group's major markets continued to be challenging in the first half of 2003, particularly those experienced by the Electronics division. Nevertheless, pre-tax profit rose by GBP17.4 million to GBP5.5 million compared to a loss of GBP11.9 million a year ago. This was driven by improved profitability by both the Electronics and Ceramics divisions and by lower interest, which was due to a significantly lower level of debt following last year's rights issue, the sale of Precision Products and from positive free cash flow.

Management has continued to focus on improving the performance of all of its businesses in the face of this difficult market environment. Emphasis has been placed on addressing those parts of the business that are currently unprofitable. As a consequence, it has been decided to exit from the Electronics division's Equipment business, Speedline, and this process is underway. Speedline recorded sales of GBP62.4 million and an operating loss of GBP20.6 million in the 12 months ended 30 June 2003.

Substantial efforts are also being made to return the Electronics division's other loss-making sector, PWB Laminates, to profitability. As announced earlier in the year, this business is undergoing major restructuring which will result in a marked reduction in installed capacity in its US and European operations, whilst building on its presence in the Asia-Pacific market. This programme will be substantially completed by the end of the year. Progress has already been made in the first half and losses for this sector were GBP5.4 million lower than the equivalent period last year.

The drive to generate cash and reduce borrowings has been sustained in the first half. Following the disposal of the Precision Products business in January and positive free cash flow in the period, net debt was reduced by a further GBP64 million to GBP364 million. The Group's syndicated bank facility was undrawn at the period end.

The benefits of the work that has already been done to reduce Cookson's cost structure, particularly in the Electronics division, were evident in the results for the first half of the year. The positive impact of the operational gearing that will arise from an improvement in market conditions, and from maintaining these cost reduction benefits, will be significant. However, management is not waiting for the advent of improved trading conditions. Rather it is focused on improving profitability in the current trading environment and is committed to taking such further action as may be necessary to deal with any underperforming part of the Group.

RESULTS OF OPERATIONS

Group - continuing operations

                                           First half          Year
                                       2003          2002      2002
                                       GBPm          GBPm      GBPm

Turnover                                827           865     1,721
Operating profit*                      22.2          13.3      48.2


*(before goodwill amortisation and exceptional items and including
Speedline)

Turnover for the Group's continuing operations in the first half of 2003 was 4% lower than the same period last year but, after excluding the effect of currency translation, was unchanged. Turnover in the Electronics and Precious Metals divisions was 4% and 7% lower respectively than the first half of 2002 at constant exchange rates, whereas turnover for the Ceramics division was 6% higher.

Operating profit before goodwill amortisation and exceptional items of GBP22.2 million was 67% higher than the same period in 2002 and up 61% at constant exchange rates. The GBP8.4 million increase in operating profit in the first half of 2003 over the same period in 2002, at constant exchange rates, arose from a GBP7.2 million improvement by the Electronics division and a GBP6.2 million increase in operating profit by the Ceramics division, partly offset by a GBP5.0 million reduction in operating profit in the Precious Metals division. Excluding the losses of Speedline, which will be reflected as a "discontinued operation" in the full year results, operating profit for the Group's continuing operations would have been reported as GBP32.0 million in the first half of 2003 (2002:
GBP27.8 million) and GBP73.5 million for the year ended 31 December
2002.

The geographic contribution of turnover and profits in the first half reflected a trend evidenced in prior periods which has seen the relative proportion of turnover and operating profit from US operations reducing, and that of the Asia-Pacific region increasing. Cookson's US operations in total were loss-making, whilst those of all of the other regions were profitable in the first half of the year.


Electronics division


                                         First half            Year
                                   2003          2002          2002
                                   GBPm          GBPm          GBPm

Turnover                            326           358           694
Operating loss*                    (2.9)        (11.7)        (14.9)



*(before goodwill amortisation and exceptional items and including
Speedline)

Activity in the global electronics manufacturing industry during the first half of 2003 remained depressed, particularly in the USA and Europe, and at a similar level to the preceding 18 months. However, the adverse impact of the SARS epidemic on activity in the Asia-Pacific region was clearly felt in the second quarter. As a consequence, the division's turnover for the first half of 2003 was 9% lower than the first half of 2002, although only 2% lower at constant exchange rates and after excluding turnover of a deconsolidated joint venture. Each sector of the division recorded like-for-like decreases in turnover of a similar magnitude to the division as a whole, other than the PWB Chemistry sector which recorded a modest increase over 2002.

The division reported a loss of GBP2.9 million for the period which, at constant exchange rates, is an improvement of GBP7.2 million over the first half of 2002. In the second quarter of 2003, an operating profit of GBP0.7 million was recorded. The benefits of the cost saving initiatives that have been implemented over the last 18 months were evident in the results for the first half, with a reduction in operating costs of some GBP11 million more than offsetting the impact of lower turnover. The majority of the cost savings relate to employment costs and, since the end of June 2002, the division's headcount has been reduced by a further 374 people (6% of the total). The Electronics division also had a strong cash flow performance, generating positive operating cash flow.

The Assembly Materials sector continued to operate profitably but, in the second quarter, profits were adversely affected by the SARS epidemic in its Asia-Pacific operations, particularly those which supply the semiconductor industry. The PWB Chemistry sector achieved a strong increase in profits in the first half over the prior period. The Equipment sector recorded an operating loss of GBP9.8 million in the first half of 2003, although this was GBP3.2 million less than the first half of 2002 at constant exchange rates. The PWB Laminates sector also registered an operating loss, although this was GBP4.3 million lower than 2002 at constant exchange rates.



As discussed above, it has been decided to exit from the division's Equipment business, Speedline. Speedline manufactures PCB assembly equipment from two facilities in the USA and distributes its products from other operations in Europe and Asia-Pacific. The process to exit this business is underway. For the first half of 2003, Speedline had sales of GBP29.8 million and made an operating loss of GBP9.8 million. At 30 June 2003, Speedline had a net asset value of GBP31.6 million.

Earlier in 2003, it was announced that the manufacturing capacity of the PWB Laminates sector would be rationalised over the course of the year. This project is being implemented and the merger of the sector's two US West Coast facilities and the rationalisation of the US East Coast facilities are expected to be completed during the third quarter of 2003. The rationalisation of certain parts of the sector's European operations is also underway and is expected to be completed during the first quarter of 2004.


Ceramics division


                                     First half     Year
                                    2003    2002    2002
                                    GBPm    GBPm    GBPm

              Turnover               354     345     705
              Operating profit*     24.4    18.6    46.1


*(before goodwill amortisation and exceptional items)

Approximately 70% of the Ceramics division's sales are indirectly linked to steel production and in the first half of 2003 steel production in the division's major markets - North America and the European Union - rose by 4% and 2% respectively, although the rate of growth in these markets slowed during the second quarter. The division also benefited from strong growth in steel production in emerging markets where it has built up a significant presence. As a consequence, turnover for the Ceramics division increased by 3% over the first half of 2002, but was 6% higher at constant exchange rates. Turnover in the non-steel related sectors of the business - Foundry, Industrial Processes and Glass - collectively grew 9% at constant exchange rates, with the sound performance of the fused cast activities in the Glass sector being a feature. As a consequence of the increase in turnover in virtually all operations and of the benefits of recent actions taken to reduce the division's cost base, operating profit rose by 31% over 2002 and by 34% at constant exchange rates. Cash flow was robust such that operating cash flow was in line with operating profit.


Precious Metals division


                                    First half     Year
                                   2003    2002    2002
                                   GBPm    GBPm    GBPm

              Turnover              148     163     323
              Operating profit*     0.7     6.4    17.0



*(before goodwill amortisation and exceptional items)

Turnover for the Precious Metals division decreased by 9% in the first half and by 7% at constant exchange rates. Reported turnover for the period, however, included the effect of a 15% higher gold price than last year; when the impact of the increase in gold price is excluded, the resulting decrease in underlying activity for the first half is more pronounced. The performance of the division continued to be impacted by weak production and demand for gold jewellery in both the USA and Europe and sales in both regions were down on the previous year. Turnover for the division's US operations fell sharply in the latter part of the first quarter and declined further in the second quarter, primarily due to large merchandisers introducing well-publicised programmes to reduce their inventories. As a consequence, operating profit in the first half decreased by GBP5.0 million, at constant exchange rates, in comparison with the previous year. In response, a cost reduction initiative was implemented in the second quarter that will result in a reduction in headcount of some 160 people and cost savings of GBP3 million in the second half of 2003 at a one-off cash outlay of GBP1 million.



GROUP FINANCIAL REVIEW



Financial summary


                                          First half      Year
                                         2003     2002    2002
                                         GBPm     GBPm      GBPm

       Profit/(loss) before tax (GBPm)*     5.5    (11.9)    4.1
       Earnings per share (pence)*          0.2     (1.2)    0.1
       Free cash flow (GBPm)                8.8     31.5    63.8
       Net debt (GBPm)                      364      749     428



*(before goodwill amortisation and exceptional items and including
Speedline)


Profit before tax

Profit before tax, goodwill amortisation and exceptional items of GBP5.5 million for the first half of 2003 reflected an improvement of GBP17.4 million over 2002. The GBP17.4 million increase arose as follows:


- GBP8.9 million increase in operating profit from continuing operations, as analysed above;

- GBP4.3 million decrease in the contribution from disposed businesses, mainly the Precision Products business which was sold in January 2003; and

- GBP12.8 million reduction in net interest payable.

The decrease in interest payable was due to average borrowings being some GBP340 million lower than in the first half of 2002. This decrease in borrowings was mainly due to the GBP277 million net proceeds from the rights issue in August 2002, the sale of the Precision Products business for cash proceeds of GBP45 million and positive operating cash flow generation.


Exceptional items

The Group incurred operating exceptional charges of GBP2.7 million in the first half of 2003, largely related to the rationalisation programmes in the Electronics division announced in 2002. A further GBP0.8 million of rationalisation costs charged in the period related to the capacity realignment initiatives in the PWB Laminates business of the Electronics division.

The net profit on sale of operations and fixed assets of GBP0.5 million in the first half of 2003 arose mainly from the disposal of the Group's Precision Products business in January 2003.

Taxation

The total tax charge for the first half of 2003 was GBP2.9 million which included a GBP1.2 million charge on exceptional items. The effective rate of taxation on profit before goodwill amortisation and exceptional items is 30% (2002: 30%).


Shareholder returns

Earnings

Headline earnings per share, i.e. before goodwill amortisation and all exceptional items, amounted to 0.2 pence per share, compared with a loss of 1.2 pence per share in 2002. Basic earnings per share after goodwill amortisation and exceptional items amounted to a loss of 1.0 pence per share, compared with a loss of 5.5 pence per share in 2002. The weighted average number of shares in issue during the period was 1,880 million (2002: 740 million, as adjusted for the rights issue of August 2002).

Dividend

The Board stated in December 2001 that no cash dividends would be paid until certain financial targets had been achieved. No interim dividend is proposed (2002: nil).

Cash flow

Net cash inflow from operating activities

In the first half of 2003, the Group's net cash inflow from operating activities was GBP46.5 million compared to GBP52.9 million in the first half of 2002. Trade working capital reduced by a further GBP4.1 million in the first half of 2003 in addition to the GBP42.3 million reduction achieved in the preceding twelve months and a further GBP138.4 million in 2001. As a consequence, the ratio of average trade working capital to turnover decreased by two percentage points to 22% in comparison to the first half of 2002, an improving trend that began to take hold in 2001.

Returns on investment and servicing of finance

Net cash outflow for interest paid by the Group in the first half of 2003 was GBP18.1 million, which is GBP1.1 million lower than the first half of 2002. However, excluding the GBP10.3 million proceeds of the interest rate swaps that were closed out in 2002, net cash outlaid for interest in the first half was GBP11.4 million lower than the first half of 2002.

Taxation

Cash outflow in the first half of 2003 for taxation was GBP11.6 million. This compares with an inflow of GBP0.3 million in the first half of 2002, which arose mainly as a result of refunds of prior year tax payments.

Capital expenditure

Payments to acquire fixed assets in the first half of 2003 increased by GBP1.2 million to GBP13.8 million compared to the first half of 2002. The relatively low level of capital expenditure (0.5 times depreciation) is attributable to reduced current requirements due to lower activity levels. Proceeds of GBP4.7 million for the sale of non-core properties were received in 2003, whereas in the first half of 2002 disposals of properties, mainly on sale and leaseback, realised GBP8.0 million.

Free cash flow

As a result of the above, free cash flow for the first half of 2003 was GBP8.8 million, compared to GBP31.5 million in the first half of 2002.


Acquisitions and disposals

Net cash inflow from acquisitions and disposals in the first half of 2003 was GBP37.6 million. This included the disposal of the Group's Precision Products business in January 2003 for a cash consideration of GBP45.4 million and a further GBP0.7 million net consideration for the sale of small, non-core businesses. Cash consideration paid for acquisitions of subsidiaries and joint ventures amounted to GBP2.8 million in the first half of 2003 and other cash outflows, including additional costs for prior year disposals, were GBP5.7 million.


Net cash inflow before financing

As a result of the above, net cash inflow before financing for the first half of 2003 was GBP46.4 million, compared to GBP15.8 million in the first half of 2002.

Net Debt

As at 30 June 2003, the Group's net debt amounted to GBP364 million drawn on available medium to long term committed facilities of GBP672 million. The Group had no drawings under its committed banking facility at that date. Since 30 June 2002, net debt has more than halved, primarily as a result of the GBP277 million of net proceeds received from the rights issue in August 2002, the sale of Precision Products and from free cash flow generation.



                                          30 June 31 December    30 June
                                             2003        2002       2002
                                             GBPm        GBPm       GBPm

  $570 million of US Private Placement      342.5       354.1      380.0
  loan notes
  7% convertible bonds                       80.0        80.0       80.0
  GBP250 million committed bank facility        -        31.5      297.0
  Other loans and overdrafts                  5.9         5.1       20.7
  Cash                                      (64.6)      (42.5)     (28.6)
  Net debt                                  363.8       428.2      749.1



The US Private Placement loan notes are repayable at various dates between 2005 and 2012 and have an average maturity of 6.4 years. The GBP250 million committed bank facility terms out in September 2004 and the 7% convertible bonds are repayable at par in November 2004.



CURRENCY


The principal exchange rates used for the period were as follows:



                               Six months ended       At 30 June
                                     30 June
                                   Average rate     Period-end rate
                                   2003      2002      2003      2002
                                   GBPm      GBPm      GBPm      GBPm

  US dollar ($ per GBP)            1.61      1.44      1.66      1.50
  Euro (EUR per GBP)               1.46      1.61      1.45      1.55
  Singapore dollar ($ per GBP)     2.81      2.62      2.90      2.66
  Japanese yen (Y per GBP)       191.09    187.15    196.12    182.79


During the first half, the decrease in the US dollar rate led to an exchange gain of GBP20.3 million on translation of the Group's largely US dollar denominated net debt. The exchange gain on shareholders' funds was GBP9.1 million, with the dollar translation gains being reduced by the strengthening Euro.

Applying 2003 average exchange rates to 2002 results, turnover of continuing operations for the first half of 2002 would have been GBP35.4 million lower and operating profit before goodwill amortisation and exceptional items would have been GBP0.5 million higher than reported.



DIRECTORATE

Sir Bryan Nicholson retired as Chairman and a Director of the Company at Cookson's Annual General Meeting on 24 April 2003.
Richard Haythornthwaite also retired as a non-executive Director at that meeting.

Robert Beeston was appointed to the Board on 1 April 2003 and succeeded Sir Bryan as non-executive Chairman. Kent Atkinson also joined the Board on 1 April 2003 as a non-executive Director and has been appointed Chairman of the Audit Committee.


CURRENT OUTLOOK

It is anticipated that underlying market conditions in the second half in the electronics industry will remain generally unchanged from the first half of the year, with the impact of SARS receding. Under this assumption, further improvements in profitability in the Electronics division are expected to accrue primarily from the cost saving initiatives that are already underway.

Steel production in North America and Europe for the balance of the year is expected to remain at a level similar to the second quarter, with the growth trends in emerging markets being maintained. Under these conditions, turnover for the Ceramics division in the second half is expected to be similar to that of the first half.

Activity in the Precious Metals division is normally higher in the second half of the year due to the traditional fourth quarter jewellery buying season. On the basis of these normal trading patterns and taking into account the benefits of the cost reduction initiative, profitability for the division should improve in the second half of the year over the first.

Based on the foregoing market assumptions, operating profit for the second half of 2003 for the Group's continuing operations is expected to improve over that of the first half of the year.


A presentation for analysts and shareholders will be held at 9:00am on Tuesday 29 July. It will be broadcast live at www.cooksongroup.co.uk.

Copies of Cookson's 2003 Interim Report are being posted to the shareholders of the Company on 29 July 2003 and will be available on the Company's website and at the Registered Office of the Company after that date.

Shareholder/analyst enquiries:
Stephen Howard, Group Chief Executive                 Cookson Group plc
Dennis Millard, Group Finance Director                Tel: 020 7766 4500
Lisa Williams, Investor Relations Manager

Press enquiries:
John Olsen                                            Hogarth Partnership
                                                      Tel: 020 7357 9477

Registered Office and Group Head Office
Cookson Group plc
The Adelphi
1-11 John Adam Street                                 Tel: +44 (0)20 7766 4500
London WC2N 6HJ                                       Fax: +44 (0)20 7747 6600
(Registered in England & Wales, No. 251977)

With effect from 4 August 2003 Cookson Group's Registered Office and Group Head Office address will be:
Cookson Group plc
265 Strand
London WC2R 1DB
United Kingdom                                        Tel: +44 (0)20 7061 6500
(Registered in England & Wales, No. 251977)           Fax: +44 (0)20 7061 6600

Forward looking statements

This report contains certain forward looking statements regarding the Group's financial condition, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies or synergies, budgets, capital and other expenditures, competitive positions, growth opportunities for existing products, plans and objectives of management and other matters. Statements in this document that are not historical facts are hereby identified as "forward looking statements" for the purpose of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act. Such forward looking statements, including, without limitation, those relating to the future business prospects, revenues, working capital, liquidity, capital needs, interest costs and income, in each case relating to Cookson, wherever they occur in this document, are necessarily based on assumptions reflecting the views of Cookson and involve a number of known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied by the forward looking statements. Such forward looking statements should, therefore, be considered in light of various important factors. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward looking statements include without limitation: economic and business cycles; the terms and conditions of Cookson's financing arrangements; foreign currency rate fluctuations; competition in Cookson's principal markets; acquisitions or disposals of businesses or assets; and trends in Cookson's principal industries.

The foregoing list of important factors is not exhaustive. When relying on forward looking statements, careful consideration should be given to the foregoing factors and other uncertainties and events, as well as factors described in documents the Company files with the UK and US regulators from time to time including its annual reports and accounts.

Such forward looking statements speak only as of the date on which they are made. Except as required by the Rules of the UK Listing Authority and the London Stock Exchange and applicable law, Cookson undertakes no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward looking events discussed in this report might not occur.

Independent Review Report by KPMG Audit Plc to Cookson Group plc

Introduction

We have been engaged by the Company to review the financial information set out on pages 11 to 17 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

KPMG Audit Plc, Chartered Accountants
29 July 2003, London

Consolidated Group Profit and Loss Account for the six months ended 30 June 2003


                                          Before                              Before
                                     exceptional   Exceptional           exceptional   Exceptional
                                       items and     items and    Half     items and     items and     Half      Full
                                        goodwill      goodwill    year      goodwill      goodwill     year      year
                                    amortisation  amortisation    2003  amortisation  amortisation     2002      2002
                               note         GBPm          GBPm    GBPm          GBPm          GBPm     GBPm      GBPm

  Turnover                       1
  Continuing operations                    827.4             -   827.4         865.2             -    865.2   1,721.1
  Discontinued operations                    1.8             -     1.8          37.8             -     37.8      70.8
  Total turnover                           829.2             -   829.2         903.0             -    903.0   1,791.9
  Share of
  joint
  ventures       - continuing              (21.1)            -   (21.1)        (31.4)            -    (31.4)    (61.0)
                 - discontinued                -             -       -          (1.0)            -     (1.0)     (1.9)
  Turnover of Group                        808.1             -   808.1         870.6             -    870.6   1,729.0
  subsidiaries
  Operating profit/(loss)        1
  Continuing operations
  before goodwill
  amortisation                              21.1             -    21.1          12.5             -     12.5      46.5
  Operating exceptional        1,2             -          (2.7)   (2.7)            -          (8.0)    (8.0)    (31.4)
  items
  Goodwill amortisation          1             -         (17.8)  (17.8)            -         (19.2)   (19.2)    (37.9)
  Continuing operations                     21.1         (20.5)    0.6          12.5         (27.2)   (14.7)    (22.8)
  Discontinued operations        1             -             -       -           4.2             -      4.2       8.5
  Group operating                           21.1         (20.5)    0.6          16.7         (27.2)   (10.5)    (14.3)
  profit/(loss)
  Share of
  joint
  ventures       - continuing                1.1             -     1.1           0.8             -      0.8       1.7
                 - discontinued                -             -       -           0.1             -      0.1       0.1

  Total operating                           22.2         (20.5)    1.7          17.6         (27.2)    (9.6)    (12.5)
  profit/(loss)
  Net profit/(loss) on sale      3
  of operations and fixed
  assets                                       -           0.5     0.5             -          (5.4)    (5.4)    (31.7)
  Profit/(loss) on ordinary
  activities before
  interest                                  22.2         (20.0)    2.2          17.6         (32.6)   (15.0)    (44.2)
  Net interest                   4         (16.7)            -   (16.7)        (29.5)            -    (29.5)    (52.7)
  Profit/(loss) on ordinary
  activities before
  taxation                                   5.5         (20.0)  (14.5)        (11.9)        (32.6)   (44.5)    (96.9)
  Taxation on profit/(loss)                 (1.7)         (1.2)   (2.9)          3.6           1.2      4.8       0.6
  on ordinary activities
  Profit/(loss) on ordinary
  activities after
  taxation                                   3.8         (21.2)  (17.4)         (8.3)        (31.4)   (39.7)    (96.3)
  Minority interests                        (0.9)            -    (0.9)         (0.7)           -      (0.7)     (2.1)
  Profit/(loss) for the                      2.9         (21.2)  (18.3)         (9.0)        (31.4)   (40.4)    (98.4)
  financial period
  Dividends                                    -             -       -             -             -        -         -
  Net profit/(loss)                          2.9         (21.2)  (18.3)         (9.0)        (31.4)   (40.4)    (98.4)
  transferred to reserves
  Earnings per share:            5
  Basic, before goodwill
  amortisation and
  all exceptional items                     0.2p                              (1.2)p                             0.1p
  Basic and diluted                                              (1.0)p                              (5.5)p    (8.7)p






Consolidated Statement of Group Cash Flows for the six months ended 30 June 2003


                                                                             Half year    Half year    Full year
                                                                                  2003         2002         2002
                                                                note              GBPm         GBPm         GBPm

Reconciliation of operating profit to net cash inflow from operating activities

Group operating profit before goodwill amortisation and
exceptional items                                                                 21.1         16.7         55.0
Depreciation                                                                      26.1         31.5         59.8
(Increase)/decrease in stocks                                                    (13.0)        16.4         30.3
Decrease/(increase) in trade debtors                                              14.3         (0.5)        13.5
Increase/(decrease) in trade creditors                                             2.8          7.4         (1.5)
Net decrease in working capital                                                    4.1         23.3         42.3
Other movements                                                                    1.8         (8.2         (5.3)
Cash payments in respect of exceptional rationalisation costs     2               (6.6)       (10.4)       (20.2)
Net cash inflow from operating activities                                         46.5         52.9        131.6
Cash flow statement
Net cash inflow from operating activities                                         46.5         52.9        131.6
Dividends from joint ventures                                                      1.1          2.1          2.4
Returns on investment and servicing of finance
Interest paid                                                                    (18.5)       (29.8)       (56.8)
Interest received                                                                  0.4          0.3          0.7
Proceeds from close-out of interest rate swaps                     4                 -         10.3         10.3
                                                                                 (18.1)       (19.2)       (45.8)
Taxation                                                                         (11.6)         0.3         10.8
Capital expenditure
Payments to acquire fixed assets                                                 (13.8)       (12.6)       (43.2)
Receipts from disposal of fixed assets                                             4.7          8.0          8.0
                                                                                  (9.1)        (4.6)       (35.2)
Dividends paid                                                                       -            -            -
Free cash flow                                                                     8.8         31.5         63.8
Acquisitions and disposals
Net proceeds from disposal of subsidiaries and joint ventures        3            46.1          1.4          3.8
Consideration for acquisition of subsidiaries and joint ventures                  (2.8)       (10.8)       (14.6)
Other, including additional costs for prior year disposals                        (5.7)        (6.3)       (17.2)
                                                                                  37.6        (15.7)       (28.0)
Net cash inflow before financing                                                  46.4         15.8         35.8
Management of liquid resources
Decrease/(increase) in short-term deposits                                         0.3            -         (8.9)
Financing
Issue of shares                                                                      -            -        277.2
Refinancing costs paid                                                               -         (8.1)        (8.5)
Decrease in debt                                                                 (24.5)        (2.7)      (285.9)
Increase in cash during the period                                                22.2          5.0          9.7


Consolidated Group Balance Sheet
as at 30 June 2003


                                                                           At 30 June    At 30 June    At 31 December
                                                                                 2003          2002              2002
                                                                   note          GBPm          GBPm              GBPm

  Fixed assets
  Goodwill                                                            6         564.6         645.4             598.3
  Tangible assets                                                               376.6         453.8             407.7
  Investments                                                         7          65.4          75.6              70.0
  Total fixed assets                                                          1,006.6       1,174.8           1,076.0

  Current assets
  Stocks                                                                        196.0         214.6             190.1
  Debtors                            : amounts falling due                      335.4         388.9             348.8
                                     within one year
                                     : amounts falling due                       67.7          90.8              66.8
                                     after more than one year
  Cash                                                                           64.6          28.6              42.5
  Total current assets                                                          663.7         722.9             648.2

  Creditors: amounts falling due within one year
  Borrowings                                                                    (10.1)        (29.3)            (14.5)
  Other creditors                                                              (363.8)       (413.3)           (361.2)

  Total current liabilities                                                    (373.9)       (442.6)           (375.7)
  Net current assets                                                            289.8         280.3             272.5
  Total assets less current liabilities                                       1,296.4       1,455.1           1,348.5

  Creditors: amounts falling due after more than one year
  Convertible bond                                                              (80.0)        (80.0)            (80.0)
  Borrowings                                                                   (338.3)       (668.4)           (376.2)
  Other creditors                                                               (85.2)        (92.8)            (96.4)
  Provisions for liabilities and charges                                        (63.1)        (65.8)            (67.8)
                                                                                729.8         548.1             728.1
  Equity capital and reserves
  Called up share capital                                                       375.4         363.8             375.4
  Share premium account                                                         642.6         377.0             642.6
  Profit and loss account                                                      (504.2)       (409.0)           (506.6)
  Other reserves                                                                205.9         205.9             205.9
  Total shareholders' funds                                                     719.7         537.7             717.3

  Minority interests                                                             10.1          10.4              10.8
                                                                                729.8         548.1             728.1



Consolidated Statement of Total Group Recognised Gains and Losses for the six months ended 30 June 2003



                                                                     Half year    Half year    Full year
                                                                          2003         2002         2002
                                                                          GBPm         GBPm         GBPm

Loss for the period                                                      (18.3)       (40.4)       (98.4)
Exchange adjustments                                                       9.1         (9.0)       (51.6)
Total net recognised losses relating to the period                        (9.2)       (49.4)      (150.0)




Consolidated Reconciliation of Movements in Group Shareholders' Funds for the six months ended 30 June 2003




                                                                     Half year    Half year    Full year
                                                                          2003         2002         2002
                                                                          GBPm         GBPm         GBPm

Shareholders' funds as at 1 January                                      717.3        587.1        587.1

Total net recognised gains for the period (see above)                     (9.2)       (49.4)      (150.0)
New share capital issued                                                     -            -        277.2
Goodwill transferred to the profit and loss account in respect of the
sale of operations                                                        11.6            -          3.0

Net addition to/(reduction in) shareholders' funds                         2.4        (49.4)       130.2
Shareholders' funds at end of period                                     719.7        537.7        717.3




Consolidated Reconciliation of Net Cash Flow to Movement in Net Debt for the six months ended 30 June 2003





                                                                     Half year    Half year    Full year
                                                                          2003         2002         2002
                                                                          GBPm         GBPm         GBPm

Reduction of net debt resulting from cash flows                           46.4          7.7        304.5
Refinancing costs and issue costs amortised                               (2.3)        (2.1)        (4.4)
Exchange adjustments                                                      20.3         (5.1)        21.3

Decrease in net debt during the period                                    64.4          0.5        321.4
Net debt at 1 January                                                   (428.2)      (749.6)      (749.6)
Net debt at end of period                                               (363.8)      (749.1)      (428.2)


Notes to the accounts

1     Segmental analyses

In each of the following analyses, the costs of the Group's corporate activities have been allocated primarily according to the relative sales contribution of each continuing operating segment to the total. Inter-segment sales are not material in relation to total Group turnover, whether analysed by division or by geographic location of operations. The Group's share of results of joint ventures are not material in relation to the total amount for the Group and are included in the segments analysed below. Of the results of continuing operations, the contribution from acquisitions to turnover and operating profit in 2003 and 2002 was not material.

The results reported as discontinued operations relate primarily to the Group's Precision Products business, disposed of partly in November 2002 with the remainder in January 2003. The majority of discontinued operations were located in the USA.



                            Half year 2003    Half year 2002       Full year 2002
  By Division                    Operating         Operating            Operating
                         Turnover  (loss)/ Turnover  (loss)/   Turnover   (loss)/
                                    profit            profit               profit
                             GBPm     GBPm     GBPm     GBPm       GBPm      GBPm



Electronics                 325.6     (2.9)   357.6    (11.7)     694.0    (14.9)
Ceramics                    353.7     24.4    344.9     18.6      704.6     46.1
Precious Metals             148.1      0.7    162.7      6.4      322.5     17.0
                            827.4     22.2    865.2     13.3    1,721.1     48.2
Goodwill amortisation           -    (17.8)       -    (19.2)         -    (37.9)
Exceptional items               -     (2.7)       -     (8.0)         -    (31.4)
Continuing operations       827.4      1.7    865.2    (13.9)   1,721.1    (21.1)
Discontinued operations       1.8        -     37.8      4.3       70.8      8.6
Total Group                 829.2      1.7    903.0     (9.6)   1,791.9    (12.5)


With effect from 1 January 2003, the results of a joint venture in the Electronics division were deconsolidated from the Group's results. The reported sales for this joint venture, which is in the course of being disposed, were therefore nil (2002: half year GBP7.6m; full year GBP15.3m). The reported operating profit for this joint venture was nil (2002: half year GBP0.2m loss; full year GBP0.4m). Excluding all results for this joint venture, reported sales for the Electronics division would have been GBP325.6m (2002: half year GBP350.0m; full year GBP678.7m) and the reported operating loss would have been GBP2.9m (2002: half year GBP11.5m; full year GBP15.3m).

Of the goodwill amortisation charge of GBP17.8m (2002: half year GBP19.2m; full year GBP37.9m), GBP9.3m related to Electronics (2002: half year GBP10.0m; full year GBP19.9m), GBP7.4m to Ceramics (2002: half year GBP7.8m; full year GBP15.2m) and GBP1.1m to Precious Metals (2002: half year GBP1.4m; full year GBP2.8m).

Of the total exceptional items of GBP2.7m (2002: half year GBP8.0m; full year GBP31.4m), GBP2.7m related to Electronics (2002: half year GBP5.3m; full year GBP25.2m), nil to Ceramics (2002: half year GBP2.2m; full year GBP4.3m) and nil to Precious Metals (2002: half year GBP0.5m; full year GBP1.9m).


                                     Half year 2003               Half year 2002                 Full year 2002
                               By location                 By location                   By location
                                  of Group                    of Group                      of Group
                                operations       By         operations        By          operations         By
                                 Operating customer          Operating  customer           Operating   customer
                                   profit/ location             (loss)  location             profit/   location
                         Turnover   (loss) Turnover Turnover   profit/  Turnover  Turnover    (loss)   Turnover
                             GBPm     GBPm     GBPm     GBPm     GBPm      GBPm       GBPm      GBPm        GBPm

United Kingdom               82.5      2.3     68.6     88.7     (0.7)    73.5      178.5      3.5       136.0
Continental Europe          246.9      9.8    245.0    230.4      8.3    231.1      459.9     17.1       463.0
USA                         292.2    (17.0)   266.5    339.1    (19.4)   313.3      688.3    (22.0)      602.4
Asia-Pacific                135.3     18.5    160.2    138.8     17.7    160.2      278.7     37.3       347.1
Rest of the World            70.5      8.6     87.1     68.2      7.4     87.1      115.7     12.3       172.6
                            827.4     22.2    827.4    865.2     13.3    865.2    1,721.1     48.2     1,721.1
Goodwill amortisation           -    (17.8)       -        -    (19.2)       -          -    (37.9)          -
Exceptional items               -     (2.7)       -        -     (8.0)       -          -    (31.4)          -
Continuing operations       827.4      1.7    827.4    865.2    (13.9)   865.2    1,721.1    (21.1)    1,721.1
Discontinued operations       1.8        -      1.8     37.8      4.3     37.8       70.8      8.6        70.8
Total Group                 829.2      1.7    829.2    903.0     (9.6)   903.0    1,791.9    (12.5)    1,791.9



Of the goodwill amortisation charge of GBP17.8m (2002: half year
GBP19.2m; full year GBP37.9m), GBP1.8m (2002: half year GBP1.8m; full year GBP3.6m) was in the UK, GBP2.3m (2002: half year GBP2.1m; full year GBP4.3m) in Continental Europe, GBP10.1m (2002: half year GBP11.5m; full year GBP22.1m) in the USA, GBP2.9m (2002: half year GBP3.1m; full year GBP6.6m) in Asia-Pacific and GBP0.7m (2002: half year GBP0.7m; full year GBP1.3m) in the Rest of the World.

1     Segmental analyses (continued)

Of the exceptional items of GBP2.7m (2002: half year GBP8.0m; full year GBP31.4m), nil (2002: half year nil; full year GBP2.4m) was in the UK, GBP1.2m (2002: half year GBP0.5m; full year GBP9.7m) in Continental Europe, GBP1.5m (2002: half year GBP7.5m; full year GBP19.1m) in the USA, nil (2002: half year nil; full year GBP0.2m) in Asia-Pacific and nil (2002: half year nil; full year nil) in the Rest of the World.

2     Operating exceptional items

Of the charge of GBP2.7m in the first half of 2003, GBP1.9m related to rationalisation programmes in the Electronics division announced in 2002, the costs for which did not become committed until the current period. A further GBP0.8m of rationalisation costs charged in the period related to the PWB Laminates business of the Electronics division. Rationalisation cash outflows in the first half of 2003 of GBP6.6m were spent mainly in the Electronics division, on initiatives started in 2002. Group-wide provisions for rationalisation unspent at 30 June 2003 were GBP9.9m. The GBP8.0m charge in the first half of 2002 largely related to rationalisation programmes in the Electronics and Ceramics divisions that were announced in 2001 but for which the costs did not become committed until 2002.


3     Net profit/(loss) on sale of operations and fixed assets

The net profit on sale of operations and fixed assets of GBP0.5m in the first half of 2003 arose mainly on the sale of the Group's Precision Products business in January 2003 for cash proceeds of GBP45.4m and a GBP2.2m note receivable. This gave rise to a profit on disposal of GBP1.5m, after goodwill written-off of GBP19.4m. Set against this were GBP1.0m of other net losses on sale of operations and fixed assets. In the first half of 2002, the net loss on sale of operations and fixed assets amounted to GBP5.4m. This included net losses on sale or closure of non-core operations of GBP5.7m, with no attributable goodwill write-off, a net profit on the sale of fixed assets of GBP2.3m and a GBP2.0m write-down of the carrying cost of the Group's Employee Share Ownership Plan (ESOP) shares.

4     Net interest

Included in the 2003 net interest charge of GBP16.7m (2002: half year GBP29.5m; full year GBP52.7m) was a GBP2.3m charge (2002: half year GBP2.1m; full year GBP4.4m) in respect of the amortisation of debt-raising fees.

As part of an ongoing hedging programme to optimise the mix of fixed and floating rate debt and to maintain stable and predictable effective interest rates, $625m of interest rate swaps were closed out in 2001 and 2002. This generated a total of GBP38.5m in cash proceeds in 2001 and 2002. Of the deferred income relating to these closed-out swaps, GBP2.5m was recognised in the period (2002: half year GBP4.0m; full year GBP5.6m) as a credit to the net interest charge.

5     Earnings per share

Basic earnings per share are calculated using a weighted average of 1,880m ordinary shares in issue during the period (2002: half year 740m; full year 1,129m; both as adjusted for the rights issue of August 2002). The ordinary shares held by the ESOP have been excluded from the weighted average number of shares, as the Trustee of the ESOP has waived its rights to receive dividends on the shares held. The ESOP held 12m ordinary shares as at 30 June 2003 (2002: half year 5m; full year 12m). Diluted earnings per share are calculated assuming conversion of outstanding dilutive share options. These adjustments give rise to an increase in average ordinary shares of nil (2002: half year 3m; full year nil). On the face of the Group profit and loss account, earnings per share are shown both before and after goodwill amortisation and all exceptional items. The number of ordinary shares in issue as at 30 June 2003 was 1,892m (2002: half year 728m; full year 1,892m).

The Directors believe that the calculation of earnings per share excluding goodwill amortisation and all exceptional items, together with the associated tax charge or credit, gives the most appropriate measure of the underlying earning capacity of the Group. This calculation is based on a loss of GBP18.3m (2002: half year GBP40.4m loss; full year GBP98.4m loss), to which goodwill amortisation and exceptional items, net of tax, totalling GBP21.2m (2002: half year GBP31.4m; full year GBP99.2m) are added back.

6     Goodwill

Goodwill arising in 2003 amounted to GBP0.2m (2002: half year GBP6.8m; full year GBP13.3m) and is being amortised over its estimated life of 20 years. Accumulated goodwill arising prior to 1998, which remains written-off directly against Group reserves, amounted to GBP419.0m.
Of this balance, GBP87.8m was determined to have become impaired as at 31 December 2002. In accordance with the Group's accounting policy, no charge to the profit and loss account arose in respect of this impairment.

7     Investments

Investments include GBP19.9m (31 December 2002: GBP32.2m; 30 June 2002:
GBP32.9m) in respect of joint ventures and GBP45.5m (31 December 2002:
GBP37.8m; 30 June 2002: GBP42.7m) in respect of other investments, GBP24.0m of which comprises the Group's investment in a revenue-sharing arrangement with Electric Lightwave, Inc.



8     Post balance sheet event

On 29 July 2003, the Board announced its decision to exit from Speedline, which comprises the Electronics division's Equipment sector. Speedline had sales of GBP29.8m in the first half of 2003 (2002: half year GBP33.9m; full year GBP66.9m) and an operating loss of GBP9.8m (2002: half year GBP14.5m; full year GBP25.3m). Net assets employed in the Speedline business amounted to GBP16.5m at 30 June 2003, excluding goodwill of GBP15.1m. In addition, GBP101.2m of goodwill remains written-off in reserves and will be written-back through the profit and loss account as part of the non-operating exceptional loss on disposal of operations. The Speedline business had 611 employees at 30 June 2003.

9     Financial information

The interim financial statements have been prepared on the basis of the accounting policies adopted in the Group's audited statutory accounts for 2002. The interim accounts were approved by the Board of Directors on 29 July 2003. The financial information for the six month periods ended 30 June 2003 and 30 June 2002 is unaudited but has been reviewed by the Company's auditor. The comparative figures for the financial year ended 31 December 2002 are not the Company's statutory accounts for that financial year. Those accounts have been reported on by the Company's auditor and delivered to the Registrar of Companies. The report of the auditor was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. These sections address whether proper accounting records have been kept, whether the Company's accounts are in agreement with these records and whether the auditor has obtained all the information and explanations necessary for the purposes of their audit.


                                                   SIGNATURE
                                                   Cookson Group plc



                                                   By:________________
                                                   Rachel Fell
                                                   Assistant Company Secretary


                                                   Date: 29 July 2003